Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300

Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

February 21, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg and Daniel Morris

Re:	Jet.AI Inc. Registration Statement on Form S-3
Filed January 24, 2025
File No. 333-284504

Dear Mr. Levenberg and Mr. Morris:

This response letter (this “Response”) is submitted on behalf of Jet.AI Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Winston, dated February 14, 2025 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3 (the “Registration Statement”), filed with the SEC on January 24, 2025. The Company is concurrently submitting a first amendment to the Registration Statement (“Amendment No. 1”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 1.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Registration Statement on Form S-3

Resales of our Common Stock in the public market by our stockholders as a result of this offering, page 7

1.	We note your risk factor disclosure at page 7. Please expand your disclosure, where appropriate, to show the dilutive impact of the issuances under the securities purchase agreement.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 7 of Amendment No. 1.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

February 21, 2025

Selling Stockholder, page 10

2.	On March 28, 2024, you entered into a Securities Purchase Agreement (the “SPA”) with Ionic Ventures, LLC. whereby it received (along with common stock) 150 shares of Series B and a warrant exercisable for 1,500 shares of Series B. We note that this is the third registration statement filed in connection with resales of your common stock by Ionic which it obtained or may obtain pursuant to the SPA. In the Form S-1 effective 10/23/2024 (file no. 333-279385), the registration statement covered common stock issuable upon conversion of 50 shares of Series B received pursuant to a separate letter agreement and 1,500 shares of Series B issuable upon conversion of the warrant received as part of the March 28, 2024 Securities Purchase Agreement (which would be all of the Series B issuable upon such warrant). In the Form S-3 effective 12/27/2024 (file no. 333-283207), the registration statement covered the resale of common stock issuable upon conversion of 1,350 shares of Series B Preferred Stock issuable upon the exercise of the SPA warrant. In the current filing, you register the resale of 1.27M shares of common stock issuable upon conversion of 450 shares of Series B that Ionic “currently holds” and 850 shares of Series B issuable upon the exercise of the SPA warrant.

Please provide expanded disclosure to clarify how many securities of each class or type that Ionic currently holds and how many of the previously registered shares it sold under the respective registration statements. If multiple offerings cover the same shares issuable upon exercise or conversion of underlying securities, please explain how this is consistent with your undertaking under Item 512(a)(3) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 4 and 5 of Amendment No. 1. Further, the Company respectfully advises the Staff that all previously registered shares have been sold under the respective registration statements and no offerings cover the same shares issuable upon exercise or conversion of underlying securities.

3.	We note the reference in footnote 2 to the 4.99% beneficial ownership limitation, but the related disclosure at page 2 describes additional, higher thresholds which appear in Section 4(d) of the certificate of designations for the Series B. Disclose which threshold applies to Ionic for purposes of the current offering and explain why the other thresholds are inapplicable. In an expanded discussion of prior conversions by Ionic of the Series B, disclose which threshold(s) applied in each case.

Response: In response to the Staff’s comments, the Company has revised its disclosures on page 5 of Amendment No. 1.

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Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 1. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Mike Winston
Interim Chief Executive Officer
Jet.AI Inc.